UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

ICTV Brands, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

44931J100

(CUSIP Number)

Norman H. Pessin

Sandra F. Pessin

Brian L. Pessin

Diana S. Pessin

500 Fifth Avenue, Suite 2240

New York, NY 10110

(212) 661-2670

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44931J100

1	NAME OF REPORTING PERSON

NORMAN H. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,240,484
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,240,484
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,240,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 44931J100

1	NAME OF REPORTING PERSON

SANDRA F. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,126,776
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,126,776
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,126,776
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 44931J100

1	NAME OF REPORTING PERSON

BRIAN L. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		402,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

402,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

402,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 44931J100

1	NAME OF REPORTING PERSON

DIANA S. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		52,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

52,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 44931J100

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”).

This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,240,484 Shares beneficially owned by Norman H. Pessin is approximately $1,276,496, including brokerage commissions. The Shares owned by Norman H. Pessin were acquired with personal funds in open market purchases.

The aggregate purchase price of the 4,126,776 Shares beneficially owned by Sandra F. Pessin, is approximately $1,793,182, including brokerage commissions. The Shares beneficially owned by Sandra F. Pessin were acquired with personal funds directly from the Issuer.

The aggregate purchase price of the 402,900 Shares beneficially owned by Brian L. Pessin, is approximately $738,535.82 including brokerage commissions. The Shares beneficially owned by Brian L. Pessin were acquired with personal funds in open market purchases.

The aggregate purchase price of the 52,200 Shares beneficially owned by Diana S. Pessin is approximately $38,385, including brokerage commissions. The Shares owned by Diana S. Pessin were acquired with personal funds in open market purchases.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 53,140,700 Shares outstanding as of November 30, 2018, which is the total number of Shares reported outstanding in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on December 28, 2018.

A.	Norman H. Pessin
(a)	As of the close of business on January 23, 2019, Norman H. Pessin beneficially owned 2,240,484 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 2,240,484
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,240,484
4. Shared power to dispose or direct the disposition: 0

(c)	Norman H. Pessin has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.
6

CUSIP NO. 44931J100

B.	Sandra F. Pessin
(a)	As of the close of business on January 23, 2019, Sandra F. Pessin beneficially owned 4,126,776 Shares.

Percentage: Approximately 7.8%

(b)	1. Sole power to vote or direct vote: 4,126,776
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,126,776
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Sandra F. Pessin since the filing of Amendment No. 7 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Brian L. Pessin
(a)	As of the close of business on January 23, 2019, Brian L. Pessin beneficially owned 402,900 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 402,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 402,900
4. Shared power to dispose or direct the disposition: 0

(c)	Brian L. Pessin has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

D.	Diana S. Pessin
(b)	As of the close of business on January 23, 2019, Diana S. Pessin beneficially owned 52,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 52,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 52,200
4. Shared power to dispose or direct the disposition: 0

(c)	Diana S. Pessin has not entered into any transactions in the Shares since the filing of Amendment No. 7 to the Schedule 13D.

7

CUSIP NO. 44931J100

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2019

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

/s/ Brian L. Pessin
Brian L. Pessin

/s/ Diana S. Pessin
Diana S. Pessin

8

CUSIP NO. 44931J100

SCHEDULE A

Transaction in the Shares of the Issuer since the filing of Amendment No. 7 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

SANDRA F. pessin

(1,045,204)	0.0226	1/22/19